UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Evans & Sutherland Computer Corporation
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

299096107
(CUSIP Number)

Peter R. Kellogg
48 Wall Street
30th Floor
New York, New York 10005
(212) 389-5841
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107
1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,985,578
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,985,578
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,985,578
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299096107
1.	Names of Reporting Persons IAT Reinsurance Company Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,561,960
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,561,960
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.1%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 6 on Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, $0.20 par value per share (the "SHARES"), of Evans & Sutherland Computer Corporation, a Delaware corporation, (the "COMPANY" or the “ISSUER”) that may be deemed to be beneficially owned by Peter R. Kellogg and IAT Reinsurance Company, Ltd., (“IAT" and IAT and Peter R. Kellogg, collectively, the “REPORTING PERSONS”).

This Amendment No. 6 amends and supplements the statement on Schedule 13G and amendments thereto relating to the Shares. This Amendment No. 6 reflects transactions and developments through the date hereof relating to such Reporting Persons' holdings of the Company.

Item 1	Security and Issuer

This Amendment No. 6 on Schedule 13D is being filed pursuant to Rule13d-1(f) regarding the Shares which may be deemed to be beneficially owned by the Reporting Persons. The principal executive offices of the Company are located at 770 Komas Drive, Salt Lake City, Utah 84108.

Item 2	Identity and Background

(a) This statement on Schedule 13D is filed on behalf of each of the Reporting Persons. Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached hereto as Exhibit A.

(b) The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005.

(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda.

(d)-(e) During the last five years, neither IAT, Mr. Kellogg, nor, to their knowledge, any of the directors or executive officers of IAT has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Shares was derived from the working capital of IAT and its wholly-owned subsidiaries, the funds of the foundation administered by Mr. Kellogg, and the funds of the companies controlled by Mr. Kellogg.

Item 4	Purpose of Transaction

The Shares were acquired for investment purposes in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Company. Mr. Kellogg and IAT believe that the Shares represented an attractive investment opportunity. Mr. Kellogg and IAT review their holdings of the Company on an ongoing basis and, depending on such review and on various factors, including, without limitation, the price of the Shares, stock market conditions, the financial position and strategic direction of the Company, and general economic and industry conditions, Mr. Kellogg and IAT may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares. In addition, Mr. Kellogg and IAT may, alone or with others, pursue discussions with the Company, other stockholders and third parties with regard to their investment in the Company and/or otherwise change their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons has voting and dispositive power with respect to an aggregate of 2,985,578 Shares, constituting approximately 26.9% of the Shares outstanding, based on 11,089,199 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 3, 2012.

(b) IAT Reinsurance is the owner of 1,561,960 Shares. Mr. Kellogg has sole dispositive and voting power with respect to the Shares owned by IAT. By virtue of his position with IAT, Mr. Kellogg may be considered to indirectly beneficially own such shares. Mr. Kellogg disclaims beneficial ownership of any shares owned by his wife, by IAT and its subsidiaries and by the foundation controlled by Mr. Kellogg and his wife. This statement should not be deemed to be an admission that Mr. Kellogg is a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(c) On October 26, 2011, Mr. Kellogg, through an entity controlled by him, acquired 1,060,918, Shares at a price of $0.25 per share. Other than as disclosed herein, during the past 60 days, the Reporting Persons have not engaged in any transactions in the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 5(d) above, to the best knowledge of Mr. Kellogg and IAT, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated September 5, 2012.

Exhibit B - Power of Attorney in favor of Marguerite R. Gorman to sign all 13D and 13G filings on behalf of Mr. Peter R. Kellogg. Incorporated by reference from a Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on April 5, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE	September 5, 2012

IAT REINSURANCE COMPANY LTD.

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

EXHIBIT INDEX

Number	Description
1	Joint Filing Agreement between Peter R. Kellogg and IAT Reinsurance Company Ltd. dated September 5, 2012.

Exhibit A

Agreement

The undersigned agree that this Schedule 13D/A, dated September 5, 2012, relating to Common Stock, $0.20 par value, of Evans & Sutherland Computer Corporation is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

DATE	September 5, 2012

IAT REINSURANCE COMPANY LTD.

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

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